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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AUDITED REPORT
FORM X-17A-5
~~PART III~~

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
~~8-12345~~
8-52704

REPORT FOR THE PERIOD BEGINNING **01/01/07** AND ENDING **12/31/07**

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Integrity Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4020 Lake Washington Blvd. NE
(No. and Street)

(City)	(State)	(Zip Code)
Kirkland	**Washington**	**98033**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN G. HUTTON **(425) 284-0301**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Accounting Firm **Ryan Jorgenson & Limoli, P.S.**

(Address)	(City)	(State)	(Zip Code)
7525 Pioneer Wy., Ste 201	**Gig Harbor, Washington**	**98335**	

eK 3/21

Oath or Affirmation

I, Karen G. Hutton, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 27 day of February ~~2007~~ 2008

Notary Public

Table of Contents

CERTIFIED PUBLIC ACCOUNTANTS

RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
JEAN L. SMITH, CPA
BRITTANYA BRYANT, CPA

INDEPENDENT AUDITORS' REPORT

February 22, 2008

To the Board of Directors
Integrity Trading, Inc.
Kirkland, Washington

We have audited the accompanying balance sheets of Integrity Trading, Inc. (a Washington corporation) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Trading, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

Ryan Jorgenson & Limoli, P.S.

Ryan Jorgenson & Limoli, P.S.
Gig Harbor, Washington

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-441-3425
WEB: www.rjl-cpa.com

INTEGRITY TRADING, INC.
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Assets		
Cash	$ 15,606	$ 37,905
Deposits with clearing organizations	63,597	54,355
Receivable from broker-dealers and clearing org.	184,521	206,573
Prepaid registration expense	3,064	12,482
Equipment, net of depreciation of $11,348 and $7,778	14,488	13,586
Investment in Shopprop.com	6,000	6,000
Positions	-	4,300
Note receivable	4,300	-
Deposits refundable	4,165	4,165
Deferred tax benefit	22,651	-
Total Assets	$ 318,392	$ 339,366
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 73,946	$ 95,323
Accrued expenses	57,708	8,676
Income tax payable	-	390
Other current liabilities	3,599	(14,702)
Total Liabilities	135,253	119,091
Stockholder's Equity		
Capital stock, $1 par value, 1,500 shares authorized, issued and outstanding	1,000	1,000
Additional paid in capital	419,856	231,110
Retained earnings	(237,717)	(11,835)
Total Stockholder's Equity	183,139	220,275
Total Liabilities and Stockholder's Equity	$ 318,392	$ 339,366

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	$ 3,370,630	$ 3,873,651
Interest and dividends	1,773	-
Other Income	38,721	15,066
Total Revenues	3,411,124	3,888,717
EXPENSES		
Clearance and exchange fees	2,141,420	2,152,967
Employee compensation and benefits	388,202	695,660
Commissions paid	368,208	479,009
Advertising	159,660	153,071
Professional services	95,930	52,601
Occupancy	82,237	77,594
Vehicle expense	50,928	36,250
Business taxes	50,679	48,982
Non-deductible Travel, Meals and Entertainment	41,999	82,911
Payroll taxes	29,495	41,973
Registrations and licenses	29,365	18,349
Office expense	17,072	17,959
Charitable Contributions	14,164	8,902
Communications and data processing	9,901	9,033
Research and quotes expense	7,230	6,615
Entertainment	6,736	14,685
Security expense	5,025	1,179
Depreciation expense	3,570	2,934
Insurance	3,505	5,035
Repairs and maintenance	3,220	1,088
Miscellaneous expense	-	13,080
Dues and subscriptions	(101)	(1,075)
Total Expenses	3,508,445	3,918,802
Income (Loss) from Operations	(97,321)	(30,085)
OTHER INCOME (EXPENSES)		
Trading profits	(19,322)	17,326
Penalties	(14,797)	(12,473)
Interest expense	(4,133)	(1,639)
Total Other Income (Expenses)	(38,252)	3,214
Net Income Before Income Taxes	(135,573)	(26,871)
INCOME TAXES		
Provision for Income Taxes	-	(390)
Deferred tax benefit	22,651	-
Net (Loss)	$ (112,922)	$ (27,261)

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006	
CAPITAL STOCK				
Balance, beginning of year	$	1,000	$	1,000
Additional shares issued or retired		-		-
Balance, end of year	$	1,000	$	1,000
ADDITIONAL PAID IN CAPITAL				
Balance, beginning of year	$	231,110	$	231,110
Additions during year		188,747		-
Balance, end of year	$	419,857	$	231,110
RETAINED EARNINGS				
Balance, beginning of year	$	(11,835)	$	17,618
Dividends paid		(112,960)		(3,000)
Net income (loss)		(112,922)		(26,453)
Balance, end of year	$	(237,717)	$	(11,835)

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES		
Inflows		
Cash received from customers	$ 3,379,139	$ 3,866,450
Interest income	1,773	1,446
Other Income	38,721	16,948
	3,419,633	3,884,844
Outflows		
Cash paid to suppliers and operating expenses	(3,494,091)	(3,873,087)
Interest expense	(4,133)	(1,860)
	(3,498,224)	(3,874,947)
Net cash flows from operations	(78,591)	9,897
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
Cash paid to purchase new assets	(4,473)	(9,106)
Net cash realized on trading activities	(19,322)	17,326
Net cash paid for shopprop.com	-	(6,000)
Net cash paid for trading positions	4,300	(4,300)
Net cash flows from investing activities	(19,495)	(2,080)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
Dividends paid to stockholder	(112,960)	(3,000)
Contributions to additional paid in capital	188,747	-
Net cash flows from financing activities	75,787	(3,000)
Net increase (decrease) in cash	(22,299)	4,817
Cash and cash equivalents at beginning of year	37,906	33,089
Cash and cash equivalents at end of year	$ 15,607	$ 37,906

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		2007		2006
Reconciliation of Net (Loss) to Net Cash Provided (Used) in Operating Activities:				
Net income (loss)	$	(112,922)	$	(26,453)
Depreciation		3,570		2,933
Trading Income		19,322		(17,326)
Decrease (increase) in:				
Deposits with clearing organizations		(9,242)		(1,456)
Receivable from broker-dealers and clearing organizations		22,052		(13,282)
Receivable from income tax refund		-		7,538
Deferred tax benefit		(22,651)		
Note receivable		(4,300)		
Prepaid registration expense		9,417		(12,482)
		-		
Increase (decrease) in:				
Accounts payable and accrued expenses		(21,376)		58,140
Accrued Expenses		52,631		(2,807)
Income Tax Payable		(390)		390
Other Current Liabilities		(14,702)		14,702
Net Cash Flow from Operations	$	(78,591)	$	9,897

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Integrity Trading, Inc., (a Delaware Corporation) was founded in December 2000 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary operations are providing brokerage services for clients over the Internet. The Company is located in Kirkland, Washington and is licensed in all 50 states. It is currently working on it's licensing for Canada as well.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition or deduction of expenses between financial and tax reporting purposes.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, and all highly liquid investments with maturity of three months or less.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment and 39.5 years for leasehold improvements. Depreciation expense totaled $3,570 and $2,934 for the years ended December 31, 2007 and 2006.

ADVERTISING

The Company advertises through various on-line locations. Advertising costs are expensed as incurred and totaled $159,660 and $153,071 for the years ended December 31, 2007 and 2006. All of these costs are paid one month in advance.

TRADE AND ACCOUNTS RECEIVABLE

The Company considers trade and accounts receivable to be fully collectible and, accordingly, utilizes the direct write-off method, which closely approximates the allowance method, to record bad debts.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company employs an outside bookkeeper that is the sister of the Company's shareholder.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that he ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 and 2006 the Company had a net capital of $121,004 and $184,985, which was $21,004 and $84,985 in excess of its required net capital of $100,000. There were no material differences between the unaudited net capital computation and the audited net capital computation.

NOTE 4 – POSSESSION AND CONTROL

The Company is not subject to the Possession and Control rule 15c3-3 of the Securities and Exchange Commission (SEC) due to being exempt under (k) (2)(ii), all customer transactions cleared through another broker-dealer on a fully disclosed basis. The other broker-dealer used by the Company is Penson Financial Services, Inc. (SEC # 8-42095).

NOTE 5 – OPERATING LEASE FOR OFFICE

The Company leases office space in Kirkland, Washington. The Company entered into a three-year lease in December 2005 of $3,831.42 per month, increasing by $166.58 each year. In April, 2007, the Company agreed to buy out the lease with a payment of $10,000 and entered into a month-to-month lease agreement of $3,998 per month. The rent increased to $4,877 per month in November, 2007.

NOTE 6 – INCOME TAXES

The Company's income taxes at December 31, 2007 and December 31, 2006 consisted of the following:

	2007	2006
Current federal taxes	$ -	$ 390
Deferred income tax expense (benefit)	(22,651)	
Total provision for income taxes	$ (22,651)	$ 390

As of December 31, 2007, the Company has a federal net operating loss of $66,621, which expires in 20 years. The Company also has a federal contribution carryover of $23,077 that can be deducted from future taxable income and it expires December 31, 2012 and 2011.

The cause of the discrepancy between the book loss of $112,922 and the federal net operating loss of $66,621 are permanent differences, and result primarily from net operating losses, non-deductible expenses such as of travel, meals and entertainment and charitable contributions.

NOTE 7 – STOCK SALE AGREEMENT

The Company and its stockholders entered into a stock sale agreement with Lightspeed Holdings, LLC, on November 26, 2007 to sell all shares of the company. The sale closed on January 4, 2008.

INTEGRITY TRADING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 AND RECONCILIATION BETWEEN AUDITED NET CAPITAL AND UNAUDITED NET CAPITAL
NAF FOCUS REPORT
AS OF DECEMBER 31, 2007

Net Capital	
Total Stockholder's Equity	$ 183,139
Total Capital	183,139
Deductions and/or charges:	
Deferred tax benefit	(22,651)
Other deductible assets	(17,767)
Equipment, net	(14,488)
Deposits	(4,165)
Prepaid Asset	(3,064)
Options (haircut)	-
Money Market (haircut)	-
	(62,135)
Net Capital	$ 121,004

Note: No material differences existed between audited net capital and broker dealers' corresponding focus report.

RJL CERTIFIED PUBLIC ACCOUNTANTS RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
JEAN L. SMITH, CPA
BRITTANYA BRYANT, CPA

To the Board of Directors
Integrity Trading, Inc.
Kirkland, Washington

In planning and performing our audit of the financial statements of Integrity Trading, Inc. for the year ended December 31, 2007 and 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may

occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein. We did recommend changes to the Companies procedures for approving accounts payable disbursements and for retaining proper supporting documentation for travel and entertainment expenses. The Company has taken corrective action for both our recommendations.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Integrity Trading, Inc. for the years ended December 31, 2007 and 2006 and this report does not effect our report thereon dated February 22, 2008.We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ryan Jorgenson & Limoli, P.S.

Ryan Jorgenson & Limoli, P.S.
Gig Harbor, Washington
February 22, 2008

END